UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-10974

FIRST PULASKI NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

206 South First Street, Pulaski, Tennessee 38748 (931) 363-2585
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $1.00 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☐ Rule 12g-4(a)(1)*
☐ Rule 12g-4(a)(2)
☐ Rule 12h-3(b)(1)(i)
☐ Rule 12h-3(b)(1)(ii)
☒ Rule 15d-6

*EXPLANATORY NOTE: The registrant previously filed a Form 15 to terminate the registration of its common stock, par value $1.00 per share (the "Common Stock"), pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act. The Registrant is now filing this Form 15 to suspend its reporting obligations with respect to the Common Stock under the Exchange Act pursuant to Rule 15d-6, subject only to the registrant's obligation to file a Form 10-K for its 2012 fiscal year on or before March 18, 2013.

            Approximate number of holders of record as of the certification or notice date: 855

            Pursuant to the requirements of the Securities Exchange Act of 1934 First Pulaski National Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: March 1, 2013	By: /s/Mark A. Hayes
Mark A. Hayes
Chairman and Chief Executive Officer